
October 12, 2010

John W. Chamberlain
Chief Executive Officer
American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, California 92130

> **Re: American Assets Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed September 13, 2010**
> **File No. 333-169326**

Dear Mr. Chamberlain:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that the page numbers referenced in our comments correspond to the page numbers in the courtesy copies supplied to us.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. We note that much of the statistical and economic market data included in your prospectus was derived from market information prepared by Rosen Consulting Group. We further note your disclosure on page i that you paid Rosen Consulting Group a fee of $32,500. Please provide us with copies the relevant portions of any study, report or book that you cite or on which you rely as well as the sources for the charts presented. Please mark the materials to specifically identify the portions that support your disclosure. To the extent that you rely on other sources not prepared by Rosen Consulting Group, please confirm that the

industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing such data as exhibits to the registration statement.

3. We note that you intend to elect to be taxed as a REIT and, based on your current disclosure, it appears that less than $375 million of the proceeds of this offering has been allocated to identified uses. As a result, your offering may constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 or advise us why this is not appropriate. See Securities Act Release 33-6900.

4. We note your disclosure on page II-1. Please revise your disclosure regarding the formation transactions to include a brief description of the private placement. In addition, please provide us with a detailed analysis regarding why the concurrent private placement of your common stock should not be integrated into your current public offering. Please see Securities Act Release No. 33-8828 (Aug. 10, 2007).

Cover Page of Prospectus

5. The cover page should contain only information required by Item 501 or that is key information. Please revise accordingly and confirm that the cover page will not exceed one page in length. Refer to Item 501(b) of Regulation S-K.

Prospectus Summary, page 1

6. We note your summary is over 25 pages long and contains a lengthy description of your competitive strengths, growth strategies, market opportunity and industry background. Further, we note that identical or very similar disclosure appears later in your prospectus. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise to substantially reduce the amount of repetitive disclosure in the summary.

Overview, page 1

7. We note your disclosure on page 2 that your multifamily portfolio is comprised of 922 multifamily units and your disclosure on page i that RV spaces are counted as multifamily units. Please revise your disclosure on page 2, and elsewhere as appropriate, to specify the number of RV spaces in your multifamily portfolio.

Our Competitive Strengths, page 2

8. We your disclosure that your senior management team has an average of 28 years of experience in the industry and worked with American Assets Inc. for an average of 15 years. Please do not average the experience of your management and revise accordingly.   Please note that this comment also applies to disclosure in your Business section on page 118.

9. We note your disclosure about the prior experience of your management team. To the extent that you continue to include this disclosure, please balance it with a discussion of adverse business discussions. Please note that this comment also applies to disclosure found in your Business section on page 118.

Business and Growth Strategies, page 4

10. Elsewhere in your prospectus, such as your Business section, please discuss in more detail your underwriting process and explain why you believe it is "rigorous."

Summary Risk Factors, page 7

11. Please revise your summary risk factors to more specifically describe each risk presented, including:

    * Please revise the first bullet point to include your percentage concentration in each geographic area;

    * Please revise the second bullet to include your leverage percentage and briefly describe any limitations on leverage or state that there are no limitations;

    * Please revise the third bullet point to identify your significant tenants and the percentage of revenue derived from each significant tenant;

    * Please clarify in the fifth bullet point the percentage of your revenue derived from leases that expire in the next year;

    * Please clarify in the ninth bullet point what portion of his time Mr. Rady intends to devote to your business and affairs;

    * Please clarify in the twelfth bullet point the percentage ownership of Mr. Rady and his affiliates in your company following this offering; and

    * Please include disclosure regarding the risk that (i) you did not conduct arms-length negotiations with Mr. Rady, (ii) you have not obtained any third party appraisals and (iii) the price you will pay to Mr. Rady and prior investors may exceed the fair market value of the properties.

Our Properties, page 9

12. We note that you have included your 25% ownership of Fireman's Fund Headquarters in your property table. Please revise to separately present your joint venture property.

13. We note the extensive use of footnotes following the table on page 9. Please revise to limit the use of footnotes by providing the disclosure in the narrative section preceding the chart or some other manner.

14. Please refer to the multifamily portfolio portion of your property table and footnote 24. Please explain to us how average monthly base rent per lease unit is the substantive equivalent of net effective rent per unit or revise your table to include net effective rent per leased unit for your multifamily portfolio. Please note that this comment also applies to your portfolio table on pages 123 – 125.

Structure and Formation of Our Company, page 12

15. We note your disclosure on page 14 that you will issue to the prior investors a certain number of shares of your common stock and common units and that you will pay cash to those prior investors that are unaccredited. Please revise to (i) identify those prior investors, (ii) explain what you mean by "unaccredited" and (iii) briefly explain why you are paying cash to the unaccredited investors.

16. Please revise to aggregate the amount of common stock, common units and cash that each prior investor, including Mr. Rady and his affiliates, will receive as a result of this offering and the formation transactions. In this regard, we note that Mr. Rady and prior investors will receive amounts from notes payable as well as the excess of net working capital.

17. We note that no third party appraisals were obtained in connection with the formation transactions. Please revise your disclosure to specifically describe how you determined the value of each of the properties.

18. We note that you intend to use $24.3 million of the net proceeds of this offering to pay applicable prepayment costs, exit fees and defeasance costs associated with the outstanding indebtedness you intend to repay and that you expect to have approximately $924.1 million of indebtedness including your pro rata share of joint venture debt following this offering. Please describe, in this section or elsewhere as appropriate, how you determined the indebtedness to be repaid with the proceeds of this offering.

Our Structure, page 19

19. Please include your services company, American Assets Trust Services, Inc., in your organization chart.

20. Please revise to identify the affiliates of Ernest Rady as well as the other prior investors in your organization chart.

Risk Factors, page 28

21. We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:

    - "We depend on significant tenants in our office properties," page 29;

- "We may be unable to renew leases, lease vacant space or re-let space as leases expire," page 30;

- "Our future acquisitions may not yield the returns we expect," page 32;

- "Our proposed revolving credit facility will restrict our ability to engage in some business activities," page 34;

- "We are subject to risks that affect the general retail environment," page 35;

- "We are subject to the business, financial and operating risks inherent in the hospitality industry," page 37;

- "Our real estate development activities are subject to risks particular to development," page 39;

- "Our performance and value are subject to risks associated with real estate assets . . . ," page 43;

- "We may assume unknown liabilities in connection with our formation transactions," page 48;

- "Tax protection agreements could limit our abilities to sell . . . ," page 50;

- "Legislative or other actions affecting REITs could have a negative effect on us," page 56; and

- "Market interest rates may have an effect on the value of our common stock."

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

22. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Several of your risk factors seem to fit into this category and you should revise to cite a particular risk. For example only, we note the following risk factors:

- "Potential losses, including from adverse weather conditions, natural disasters and title claims, may not be covered by insurance," page 41;

- "If we fail to maintain an effective system of integrated internal controls . . . ," page 42;

- "We could incur significant costs related to government regulation and litigation . . . ," page 45; and

- "Our rights and the rights of our stockholders to take action against our directors and officers are limited," page 52.

Risks Related to Our Business and Operations, page 28

Our portfolio of properties is dependent upon regional and local economic conditions and is geographically concentrated . . . , page 28

23. Risk factor disclosure should be detailed enough so that investors can understand the potential magnitude of the risk. Please revise this risk factor to explicitly identify and describe how your operations have been effected by its geographic concentration and dependence.

Our retail shopping center properties depend on anchor stores . . . , page 30

24. Each risk factor should contain a single, discrete risk. This risk factor appears to discuss the risk associated with anchor tenants and certain lease provisions, which appear to be separate risks. Please revise to present each risk separately.

Risks Related to Our Status as a REIT, page 53

We may be unable to make distributions at expect levels, and we may be required to borrow funds . . . , page 57

25. Refer to the comment above. This risk factor also appears to present multiple risks and should be revised to present each risk separately.

Distribution Policy, page 64

26. Please revise to clarify whether you are permitted to use common stock to make any portion of your distribution payments.

27. Please refer to footnote (1) on page 66, and notes (G) (HH) on pages F-13 and F-18, respectively. We note the pro forma amounts give effect to a revolving credit facility you anticipate entering into. Please clarify whether this assumption is based on a firm commitment from lender. If not, explain how this assumption is factually supportable.

28. In footnote (6) it appears that you have not reflected decreases for lease expirations in which a tenant has entered into a month-to-month lease. Since month-to-month leases are generally cancelable at any time, it does not appear that you have a reasonable basis to assume the continuation of month-to-month leases for a full year. Unless you have entered into a renewal lease, please revise your distribution table to reflect the decreases due to lease expirations for month-to-month leases.

Capitalization, page 69

29. Please revise the capitalization table to include a column that presents the pro forma amounts before the offering.

Dilution, page 70

30. Please revise the dilution table to disclose the increase in pro forma net tangible book value per share attributable to the offering separate from the effect of the formation transaction.

Hospitality, page 115

31. Please disclose the meaning of "upscale" and "upper upscale" in plain English and explain what you mean by your statement on page 115 that "hotels in Hawaii are expected to react in a similar fashion" and the basis for it.

Business and Properties, page 117

Overview, page 117

32. Please revise to provide an aggregate schedule of the lease expirations. In addition, please provide the occupancy data as well as the average effective annual rent per square foot associated with your mixed-use and multifamily portfolios for each of the last five years. Refer to Item 15 of Form S-11.

33. We note your reference to your Waikiki Beach Walk property, which consists of retail space and a 369-room all-suite hotel. According to Waikiki Beach Walk's website, www.waikikibeachwalk.com, which is maintained by Outrigger Hotels Hawaii, there are four hotels included in Waikiki Beach Walk property. Please revise to clarify which hotel you own and identify the franchisor.

Our Portfolio, page 123

34. We note that throughout this section you do not disclose rental data for your one of your tenants, Old Navy. Please provide this information in your amendment.

Legal Proceedings, page 187

35. Please provide the information required by Item 103 of Regulation S-K with respect to the legal proceedings you have disclosed.

36. We note your statement on page 187 that to the extent these plaintiffs were prior investors, they have consented to the formation transactions. Please revise your disclosure to identify the prior investors, explain what you mean by the statement, clarify how the prior investors gave consent and discuss, as appropriate in the risk factor section, how these claims could impact your business.

Management, page 188

37. We note that you have five director nominees. Please update your disclosure prior to effectiveness to disclose your four independent directors.

Descriptions of the Partnership Agreement of American Assets Trust, L.P, page 228

38. We note your statements on the top of pages 228, 245 and 251 that the summary is qualified in its entirety by reference to Maryland law. Please note that a summary by its nature is not complete, but should highlight all the material provisions and should not be qualified by information outside of the prospectus. Please revise appropriately and clarify that your prospectus includes all the material information.

Description of Securities, page 245

39. Please disclose the amount of authorized stock that you may issue pursuant to your organizational documents or explain to us why such information is not available.

40. We note your statement that all shares of common stock will be "duly authorized, fully paid and non-assessable." Please note that this is a legal conclusion to be determined by counsel. Please remove this language from your prospectus or revise to reference a legal opinion filed as an exhibit to the registration statement.

Federal Income Tax Considerations, page 261

41. We note your statement that Latham & Watkins LLP will render an opinion that you are organized in conformity with the requirements for qualification and taxation as a REIT. Please revise your disclosure prior to effectiveness to reflect that counsel has rendered such opinion.

Financial Statements, page F-1

Pro Forma Consolidated Financial Statements, page F-3

42. We note your disclosure that the Controlled Entities are under common control of Ernest Rady, and/or his affiliates, including the Rady Trust. Please clarify how you determined the entities were under common control especially in situations where an affiliate may hold the controlling interest. Supplementally identify the controlling party and explain the type and percentage interests held in each entity. As it relates to the trust, please tell us the structure of the trust, the powers held by the trustee in terms their discretion in voting the trust's shares, whether the trustee may be removed at will and whether the trust was set up in contemplation of the offering.

Pro Forma Consolidated Balance Sheet, page F-7

43. Please revise to present adjustments (I) and (J) before the column "Pro Forma Before Offering."

Pro Forma Consolidated Statement of Operations, page F-8

44. Please include pro forma per share information in a subsequent amendment.

Note (I), page F-14

45. We note that you plan to have a distribution to existing investors equal to the positive working capital balance. Please tell us how you considered the guidance in SAB Topic 1B.3.

Financial Statements of American Assets Trust, Inc. Predecessor, page F-24

Note 1 – Summary of Significant Accounting Policies, page F-29

Real Estate, page F-32

46. For your below market leases, please tell us how you factored any fixed rate renewal options into the calculation of the fair value of below market leases acquired and the period over which it is amortized.

Part II – Information Not Required In Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-2

47. Please submit all exhibits as promptly as possible. Please also consider providing us with drafts of your legality and tax opinions with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

48. We note that you have a management agreement for your Waikiki Beach Walk property. Please explain why you have not filed the agreement as a material contract pursuant to Item 601(b)(10) of Regulation S-K.

49. Refer to the material contracts filed as exhibits 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16, 10.19 and 10.27 to your registration statement. We note that contracts, as filed, appear to omit schedules and exhibits to the contracts. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete contracts with your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Scott N. Wolfe, Esq.
    Julian T.H. Kleindorfer, Esq.
    Michael E. Sullivan, Esq.
    Via facsimile (213) 891-8763